

December 9, 2020

Andrew D. Demott, Jr.
Chief Financial Officer
Superior Group of Companies, Inc.
10055 Seminole Boulevard
Seminole , Florida 33772-2539

> **Re: Superior Group of Companies, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-05869**

Dear Mr. Demott:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Shipments (Non-GAAP Financial Measure), page 24

1. We refer to your disclosure of "shipments" which has been defined as a non-GAAP measure. However, based on your description of shipments, it appears that it may be more akin to a financial metric, intended to convey the dollar value of shipments sent to your customers each period, than a non-GAAP measure. Please review the guidance set forth in SEC Release No. 33-10751 and advise. If our understanding is correct, please revise to comply with the disclosure guidance, specifically to provide a more robust statement indicating the reasons why the metric provides useful information to investors and a statement indicating how management uses the metric in managing or monitoring the performance of the business. If our understanding of shipments is incorrect, please explain and tell us how you considered the guidance found in Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations.

Andrew D. Demott, Jr.
Superior Group of Companies, Inc.
December 9, 2020
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Ernest Greene, Staff Accountant at 202-551-3733 or John Cash, Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at 202-551-3345 or Jay Ingram, Legal Branch Chief at 202-551-3397 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing